UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Temecula Valley Bancorp Inc.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

879734200
(CUSIP Number)

Neil M. Cleveland
28046 Del Rio Road, Suite C
Temecula, California 92590
(951) 676-4148
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879734200

1	Names of Reporting Persons. Ryan Heslop
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,224,585
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,224,585
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,585
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 879734200

1	Names of Reporting Persons. Ariel Warszawski
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,224,585
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,224,585
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,585
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,224,585
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,224,585
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,585
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 879734200

1	Names of Reporting Persons. FVP GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,224,585
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,224,585
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,585
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Management Company GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,224,585
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,224,585
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,585
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 55.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 879734200

1	Names of Reporting Persons. FVP Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	495,283
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	495,283
11	Aggregate Amount Beneficially Owned by Each Reporting Person 495,283
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.4%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 879734200

1	Names of Reporting Persons. FVP US-Q, LP
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	729,302
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	729,302
11	Aggregate Amount Beneficially Owned by Each Reporting Person 729,302
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.9%
14	Type of Reporting Person (See Instructions) PN

Introduction

This Amendment No. 9 (“Amendment No. 9”) amends Items 3 and 5 of the Schedule 13D originally filed by (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) FVP US-Q, LP, a Delaware limited partnership (“FVP Fund” and, together with the FVP Master Fund, “Funds”), (iii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of the Funds pursuant to investment management agreements, (iv) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of the Funds, (v) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (vi) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”) on April 23, 2010 (the “Original Statement”), Amendment No. 1 to the Original Statement filed on May 5, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Statement filed on May 11, 2010 (“Amendment No. 2”), Amendment No. 3 to the Original Statement filed on May 13, 2010 (“Amendment No. 3”), Amendment No. 4 to the Original Statement filed on June 4, 2010 (“Amendment No. 4”), Amendment No. 5 to the Original Statement filed on June 9, 2010 (“Amendment No. 5”), Amendment No. 6 to the Original Statement filed on June 29, 2010 (“Amendment No. 6”), Amendment No. 7 to the Original Statement filed on July 15, 2010 (“Amendment No. 7”) and Amendment No. 8 to the Original Statement filed on August 31, 2010 (“Amendment No. 8”). This Amendment No. 9 relates to Trust Preferred Securities (“Shares”) of Temecula Valley Bancorp, Inc. Unless specifically amended hereby, the disclosure set forth in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

The gross investment costs (including commissions, if any) of the Shares purchased by the Reporting Persons is approximately $781,147.90, at purchase prices ranging from $0.05 to $1.3489 per Share. The source of these funds was the working capital of the Funds, for which Firefly Partners act as investment manager.

Item 5. Interest in Securities of the Issuer

a.	The responses of the Reporting Persons to Items (11) and (13) on the cover pages of this Amendment No. 9 are incorporated herein by reference. The total number of Shares outstanding is 2,213,750.

b.	The responses of the Reporting Persons to Items (7) through (10) on the cover pages of this Amendment No. 9 are incorporated herein by reference.

c.
See Item 3, above, and Item 4 in the Original Statement. The transactions in the Issuer’s securities by each of FVP Master Fund and FVP Fund in the last sixty days are listed as ANNEX A attached hereto and made a part hereof.

d.	None.

e.	Not applicable.

ANNEX A

Account	Date	Buy/Sell	Number of Shares1	Price per Share ($)

FVP Master Fund	July 13, 2010	Buy	70,873	1.0935
FVP Fund	July 13, 2010	Buy	118,577	1.0935
FVP Master Fund	July 20, 2010	Buy	1,092	1.0000
FVP Fund	July 20, 2010	Buy	1,828	1.0000
FVP Master Fund	July 21, 2010	Buy	337	0.9900
FVP Fund	July 21, 2010	Buy	563	0.9900
FVP Master Fund	July 28, 2010	Buy	516	1.0000
FVP Fund	July 28, 2010	Buy	864	1.0000
FVP Master Fund	July 29, 2010	Buy	374	1.1000
FVP Fund	July 29, 2010	Buy	626	1.1000
FVP Master Fund	July 29, 2010	Buy	374	1.0000
FVP Fund	July 29, 2010	Buy	626	1.0000
FVP Master Fund	July 30, 2010	Buy	1,122	1.0000
FVP Fund	July 30, 2010	Buy	1,878	1.0000
FVP Master Fund	August 2, 2010	Buy	851	1.1000
FVP Fund	August 2, 2010	Buy	1,449	1.1000
FVP Master Fund	August 10, 2010	Buy	1,851	1.0000
FVP Fund	August 10, 2010	Buy	3,149	1.0000
FVP Master Fund	August 16, 2010	Buy	592	1.0000
FVP Fund	August 16, 2010	Buy	1,008	1.0000
FVP Master Fund	August 25, 2010	Buy	926	1.0200
FVP Fund	August 25, 2010	Buy	1,574	1.0200
FVP Master Fund	August 27, 2010	Buy	925	1.0000
FVP Fund	August 27, 2010	Buy	1,575	1.0000
FVP Master Fund	September 1, 2010	Buy	34,734	1.3489
FVP Fund	September 1, 2010	Buy	66,266	1.3489
FVP Master Fund	September 1, 2010	Buy	4,815	1.2643
FVP Fund	September 1, 2010	Buy	9,185	1.2643

1 All transactions relate to Trust Preferred shares, as described in Item 1 on the Original Statement.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2010	/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.
FVP US-Q, LP

/s/ Ariel Warszawski
Ariel Warszawski, for himself and as
Managing Member of FVP GP (for itself and
as general partner of each of the Funds) and
Firefly Management (for itself and as general
partner of Firefly Partners)